UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

December 13, 2013	Commission File Number: 001-35766

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 13, 2013, Xyratex Ltd (the “Company”) entered into an amendment (the “Amendment”) to the Rights Agreement, dated as of December 17, 2012 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as Rights Agent, to extend the expiration date of the rights contained therein from December 17, 2013 to December 17, 2014.

The foregoing summary of the Amendment is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.  A copy of the Rights Agreement and a summary of its material terms were filed with the Securities and Exchange Commission on Form 6-K on December 18, 2012 (incorporated herein by reference by Exhibit 4.2).

Incorporation by Reference

The summary of the Amendment above and Exhibit 4.1 attached hereto are hereby incorporated by reference into our registration statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2012 (File No. 333-184997), Form S-8 filed with the Securities and Exchange Commission on September 28, 2010 (File No. 333-169612), Form S-8 filed with the Securities and Exchange Commission on November 9, 2006 (File No. 333-138570), Form S-8 filed with the Securities and Exchange Commission on May 25, 2005 (File No. 333-125244), Form S-8 filed with the Securities and Exchange Commission on June 24, 2004 (File No. 333-116811), Form S-8 filed with the Securities and Exchange Commission on June 24, 2004 (File No. 333-116810) and Form S-8 filed with the Securities and Exchange Commission on June 24, 2004 (File No. 333-116808).

Exhibits

Exhibit	Description

4.1	Amendment to Rights Agreement dated as of December 13, 2013 between Xyratex Ltd and Computershare Trust Company, N.A., as Rights Agent
4.2

Rights Agreement, dated as of December 17, 2012, between Xyratex Ltd and ComputerShare Trust Company, N.A., which includes the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preference Shares as Exhibit C (incorporated herein by reference to Exhibit 4.1 of the Report on Form 6-K dated December 18, 2012 of Xyratex Ltd)

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: December 13, 2013	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer